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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 1-14416
                            CUSIP Number 089893 10 1

                           NOTIFICATION OF LATE FILING

                                  (Check One):

     [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

                       For Period Ended: December 31, 1996

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

        For the Transition Period Ended:_________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________
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________________________________________________________________________________

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                                     PART I
                             REGISTRANT INFORMATION

                                  BIGMAR, INC.

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                             Full Name of Registrant

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                            Former Name if Applicable

                                 6660 Doubletree Avenue
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            Address of Principal Executive Office (Street and Number)

                              Columbus, Ohio 43229
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                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bigmar, Inc. (the "Company") is in the process of documenting a settlement relating to certain disputes that have arisen between the Company and a related party who is also a principal supplier. In addition, the Company is still in the process of translating recently received information relating to its outstanding loans and negotiating new product development arrangements.

The foregoing information is necessary for the Company to complete its Form 10-K including its financial statements.


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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Michael K. Medors                (614) 848-8380
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                   (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Bigmar, Inc.
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                  (Name of Registrant as Specified in Charter)

   Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                 Date 3/31/97             By /s/ Michael K. Medors
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Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)


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                          ATTACHMENT OF FORM 12b-25 FOR

                                  BIGMAR, INC.

                 PART IV (3) - EXPLANATION OF SIGNIFICANT CHANGE
                            IN RESULTS OF OPERATIONS

The Company anticipates a significant loss for its fiscal year ended December 31, 1996. However, the Company is currently unable to determine the extent of such loss due to the dispute with the related party referred to above.